EXHIBIT A

FORM 4

EXHIBIT A - FOOTNOTE 1

1. Pursuant to the terms of an agreement between Toga Limited and its director, Iain Bratt, Mr. Bratt is entitled to receive stock compensation at the end of each fiscal quarter consisting of that number of shares of Class A Common Stock having a market value of $1,500.  The number of shares of such common stock granted is determined based on a stock price calculated by using the average closing bid price of Toga Limited's common stock during each trading day of the thirty-day period immediately preceding the end of the applicable fiscal quarter.  Such grants became due but were not timely made for fiscal year ended July 31, 2022. They were granted all at once on or about 7/6/2022.  For the first fiscal quarter ended 10/31/2021, the average bid price was $0.5151, granting 2,912 shares; 2nd quarter ended 1/31/2022 average bid price was $0.3501, granting 4,284 shares; and 3rd quarter ended 4/30/2022 average bid price was $0.0119, granting 126,440 shares.  The 4th quarter ended 7/31/2022 was calculated on based on the average bid price immediately preceding Mr. Bratt’s July 6, 2022 resignation due to a replacement director being elected, yielding a bid price averaged across the immediately preceding thirty days of $0.0002.  The 4th quarter grant was prorated to account for serving 67 of the 91 days in that quarter, resulting in a grant of 5,521,978 shares.  As a result, the total grant for the fiscal year ended July 31, 2022 was 5,655,615 shares.